Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for FY2019 Second Fiscal Quarter

FOSHAN, April 22, 2019 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced its unaudited financial results for the second fiscal quarter ended February 28, 2019.

FY2019 Second Fiscal Quarter Ended February 28, 2019 Financial Highlights (in comparison to same period of the last fiscal year):

•	Revenue was RMB508.8 million, up 57.5%

•	Gross profit was RMB150.3 million, up 108.0%; gross margin was 29.5%, up from 22.4%

•	Adjusted gross profit (1) was RMB155.2 million, up 113.0%; adjusted gross margin (1) was 30.5%, up from 22.6%

•	Operating loss was RMB4.1 million, down 66.2%; operating margin was (0.8%), up from (3.7%)

•	Adjusted operating income (2) was RMB22.8 million, up 7,225.1%; adjusted operating margin (2) was 4.5%, up from 0.1%

•	Net income was RMB5.2 million, up 132.4%; adjusted net income (3) was RMB32.0 million, up 991.2%; net margin was 1.0%, up from (4.9%); adjusted net margin (3) was 6.3%, up from (1.1%)

•	Basic and diluted EPS was RMB0.03, up 123.1%; adjusted basic and diluted EPS (4) was RMB0.25, up 933.3%

•	Adjusted EBITDA (5) was RMB49.3 million, up 98.0%; adjusted EBITDA margin (5) was 9.7%, up from 7.7%

FY2019 Six Months Ended February 28, 2019 Financial Highlights (in comparison to same period of the last fiscal year):

•	Revenue was RMB1,158.6 million, up 47.0%

•	Gross profit was RMB446.8 million, up 54.6%; gross margin was 38.6%, up from 36.7%

•	Adjusted gross profit (1) was RMB454.5 million, up 56.6%; adjusted gross margin (1) was 39.2%, up from 36.8%

•	Operating income was RMB178.1 million, up 42.5%; operating margin was 15.4% compared to 15.9%

•	Adjusted operating income (2) was RMB214.2 million, up 55.2%; adjusted operating margin (2) was 18.5%, up from 17.5%

•	Net income was RMB163.5 million, up 58.4%; adjusted net income (3) was RMB199.6 million, up 71.8%; net margin was 14.1%, up from 13.1%; adjusted net margin (3) was 17.2%, up from 14.7%

•	Basic and diluted EPS was RMB1.26, up 41.6%; adjusted basic and diluted EPS (4) was RMB1.55, up 55.0%

•	Adjusted EBITDA (5) was RMB266.7 million, up 43.1%; adjusted EBITDA margin (5) was 23.0%, down from 23.6%

*	In terms of student enrollment as of August 31, 2018, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2018.
(1)	Adjusted gross profit/(loss) is defined as gross profit/(loss) excluding amortization of intangible assets. Adjusted gross margin is defined as adjusted gross profit/(loss) divided by revenue.
(2)

Adjusted operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expense and amortization of intangible assets. Adjusted operating margin is defined as adjusted operating income/(loss) divided by revenue.

(3)

Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense and amortization of intangible assets. Adjusted net margin is defined as adjusted net income/(loss) divided by revenue.

(4)

Adjusted basic and diluted EPS is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense and amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

(5)

Adjusted EBITDA is defined as net income/(loss) excluding interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense, and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which is reserved for designated purpose of use in fiscal year 2018 and subsequently exchanged to RMB and realized exchange gain in later 2018. Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

“We continue to make great strides in advancing our acquisitive growth strategies to scale our business and accelerate expansion of our service offerings to boost student engagement and academic success.” said Jerry He, Executive Vice Chairman of Bright Scholar. “We recently entered into agreements to acquire 25% equity interests in Start Camp Education, which provides one-stop solutions in outdoor camp layout and program design and contributed to the opening of Bright Scholar’s first outdoor camp this quarter; and 80% equity interests of Sannew School (“Sannew”), the very first American style private boarding school in Wuhan. The proposed acquisition of Sannew represents an excellent strategic fit with Bright Scholar’s family of schools, building our prominence in central China. We expect to complete these transactions by May 2019 and continue to expand our business globally.”

“We are very pleased with our robust performance across all of our businesses and the investments we have made for future growth.” said Derek Feng, Chief Executive Officer of Bright Scholar. “Compared to the second quarter of last fiscal year, our year-over-year revenue growth for the quarter was 57.5%, with 24.3% from organic growth and 33.2% from acquisitions. The adjusted gross profit, adjusted operating income, adjusted EBITDA and adjusted net income increased by 113.0%, 7,225.1%, 98.0%, 991.2%, year-over-year, respectively. Additionally, compared to the first half of last fiscal year the average student enrollment increased by 22.7% year-over-year to 42,035 for the first half of fiscal 2019 with blended utilization increased to 71.0% from 60.4%.”

“Improving academic outcomes remains the number one priority for Bright Scholar. I am proud of this year’s academic accomplishments.” Mr. Feng continued, “As of April 22, 2019, 89% of our 2019 graduating students participating in AP, A Level and DP programs have received over 670 offers from the global top 50 institutions including four from Oxbridge, two from University of Chicago and five from UC Berkeley.”

“Overseas students consulting services continues to perform. Foundation Global Education (“Foundation”) provides consulting services for students pursuing study in top tier overseas boarding schools and universities. In 2019 application season, 44.7% of its students applying for US boarding schools gained admission to leading boarding schools including Phillips Exeter Academy, St. Paul’s School and Milton Academy, and 56.0% of its students applying for US universities were accepted to the US News Ranking’s top ranking institutions, including Yale, Cornell and University of Chicago.”

“Can-Achieve now represents over 900 prestigious overseas universities in the US, Canada, UK, and Australia to recruit students from China. It helped over 6,000 Chinese students to pursue higher education overseas in 2018.”

“Our deep collaboration with Country Garden is crucial to the expansion of our school network. As of the release date, we have entered into agreements with Country Garden to operate a total of 25 kindergartens and two bilingual schools with a total capacity of approximately 11,000 students.”

Mr. Feng concluded, “Bright Scholar delivered a strong set of results again this quarter. I am proud of our team for maintaining its focus on students, improving their academic success and producing great financial results. We will continue to execute on our organic and acquisitive growth strategy, optimize our operations, drive synergies from acquisitions, and to reward our shareholders with a profitable business.”

FY2019 SECOND FISCAL QUARTER ENDED FEBRUARY 28, 2019 UNAUDITED FINANCIAL RESULTS

Revenues

Revenue for the second fiscal quarter was RMB508.8 million, representing a 57.5% increase from RMB323.1 million in the same period of the last fiscal year.

The table below sets forth a breakdown of revenues:

	Second Fiscal Quarter Ended February 28, 2019	Second Fiscal Quarter Ended February 28, 2018	YoY % Change
	(RMB in million)	(RMB in million)
International Schools	146.3	118.7	23.3%
Bilingual Schools	130.6	108.6	20.2%
Kindergartens	91.5	73.0	25.3%
Overseas Schools	16.1	—	—
Complementary	124.3	22.8	445.8%

Total	508.8	323.1	57.5%

International Schools: Revenue for the quarter was RMB146.3 million, representing a 23.3% increase from RMB118.7 million, accounting for 28.8% of total revenues as compared to 36.7% in the same period of last fiscal year. The increase in our revenue generated from international schools was primarily due to a 21.8% increase in the average number of students from 7,334 to 8,934, and a 1.2% increase in the average tuition and fees from RMB16,186 to RMB16,378 during the comparison periods.

Bilingual Schools: Revenue for the quarter was RMB130.6 million, representing a 20.2% increase from RMB108.6 million, accounting for 25.7% of total revenues as compared to 33.6% in the same period of last fiscal year. The increase in our revenue generated from bilingual schools was primarily due to a 16.2% increase in the average number of students from 15,555 to 18,076, and a 3.4% increase in the average tuition and fees from RMB6,983 to RMB7,223 during the comparison periods.

Kindergartens: Revenue for the quarter was RMB91.5 million, representing a 25.3% increase from RMB73.0 million, accounting for 18.0% of total revenues as compared to 22.6% in the same period of last fiscal year. The increase in our revenue generated from kindergartens was primarily due to a 23.8% increase in the average number of students from 11,697 to 14,476, and a 1.3% increase in average tuition and fees from RMB6,243 to RMB6,322 during the comparison periods. Revenue contribution from Xinqiao kindergartens was RMB6.7 million for the reporting quarter.

Overseas Schools: Revenue for the quarter was RMB16.1 million, accounting for 3.2% of total revenues. For the reporting quarter, Bournemouth Collegiate School has an average number of 575 students and an average tuition fee of RMB28,038.

Complementary: Revenue for the quarter was RMB124.3 million, representing a 445.8% increase from RMB22.8 million, accounting for 24.3% of total revenues as compared to 7.1% in the same period of last fiscal year. For the quarter, revenue contribution from acquired businesses, including Can-Achieve, Foundation, Hangzhou Impression and Chengdu Yinzhe or “DBC” was approximately RMB80.2 million.

Cost of Revenues

Cost of revenues for the quarter was RMB358.5 million, representing a 42.9% increase from RMB250.9 million in the same period of the last fiscal year. This was primarily due to an increase in staff costs to RMB243.1 million, as we increased the headcount and the compensation level of teaching staff and instructors to support the expanding network of schools. The average number of teachers and instructors rose across all business lines by 21.9% from 4,030 to 4,912 during the comparison periods.

International Schools: Cost of revenues for the quarter was RMB111.4 million, representing a 21.9% increase from RMB91.4 million in the same period of last fiscal year.

Bilingual Schools: Cost of revenues for the quarter was RMB100.6 million, representing a 14.2% increase from RMB88.0 million in the same period of last fiscal year.

Kindergartens: Cost of revenues for the quarter was RMB67.3 million, representing a 26.1% increase from RMB53.4 million in the same period of last fiscal year.

Overseas Schools: Cost of revenue for the quarter was RMB14.0 million.

Complementary: Cost of revenues for the quarter was RMB65.2 million, representing a 260.3% increase from RMB18.1 million in the same period of last fiscal year. The increase was primarily attributed to the inclusion of RMB37.4 million costs incurred by newly acquired businesses in late 2018 and early 2019, including Can-Achieve, Foundation, Hangzhou Impression and DBC.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross profit for the quarter was RMB150.3 million, representing a 108.0% increase from RMB72.2 million in the same period of last fiscal year. Gross margin for the quarter was 29.5%, as compared to 22.4% in the same period of last fiscal year.

Adjusted gross profit for the quarter was RMB155.2 million, representing a 113.0% increase from RMB72.9 million in the same quarter of last fiscal year. Adjusted gross margin was 30.5% for the quarter as compared to 22.6% in the same period of last fiscal year.

International Schools: Gross profit for the quarter was RMB34.9 million, representing a 27.8% increase from RMB27.3 million in the same period of last fiscal year. Gross margin for the quarter was 23.9%, as compared to 23.0% in the same period of last fiscal year.

Bilingual Schools: Gross profit for the quarter was RMB30.0 million, representing a 45.9% increase from RMB20.6 million in the same period of last fiscal year. Gross margin for the quarter was 23.0%, as compared to 19.0% in the same period of last fiscal year.

Kindergartens: Gross profit for the quarter was RMB24.2 million, representing a 23.2% increase from RMB19.6 million in the same period of last fiscal year. Gross margin for the quarter was 26.5%, as compared to 26.8% in the same period of last fiscal year.

Overseas Schools: Gross profit for the quarter was RMB2.1 million, with a gross margin of 13.2%.

Complementary: Gross profit for the quarter was RMB59.1 million, representing a 1,171.2% increase from RMB4.7 million in the same period of last fiscal year. Gross margin for the quarter was 47.4%, as compared to 20.6% in the same period of the last fiscal year. This was primarily due to contribution of RMB42.8 million from newly acquired businesses in late 2018 and early 2019, including Can-Achieve, Foundation, Hangzhou Impression and DBC.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (6)

Total selling, general and administrative expenses for the quarter were RMB158.3 million, representing a 71.3% increase from RMB92.4 million in the same period of the last fiscal year. This accounted for 31.1% of total revenues as compared to 28.6% in the same period of last fiscal year. The increase in selling, general and administrative expenses was primarily due to, the increase in the compensation and benefits incurred from additional general and administrative staff members; employee stock ownership plan (“ESOP”) related expenses to retain talent; the increase in marketing expenses for brand promotion; the costs associated with acquisitions and other professional services to support the business growth as a listed company as well as the incremental SG&A expenses incurred from acquired businesses.

Adjusted SG&A expenses (6) for the quarter were RMB136.4 million, representing a 69.0% increase from RMB80.7 million in the same period of last fiscal year. This accounted for 26.8% of total revenues as compared to 25.0% in the same period of last fiscal year.

(6)	Adjusted SG&A Expenses are defined as selling, general and administrative expenses excluding share-based compensation expense.

Operating Loss, Operating Margin and Adjusted Operating Income

Operating loss for the quarter was RMB4.1 million, representing a 66.2% decrease from a loss of RMB12.1 million in the same period of last fiscal year. Operating margin for the quarter was (0.8%), as compared to (3.7%) in the same period of last fiscal year.

Adjusted operating income for the quarter was RMB22.8 million, representing a 7,225.1% increase from RMB0.3 million in the same quarter of last fiscal year. Adjusted operating margin was 4.5% for the quarter as compared to 0.1% in the same period of last fiscal year.

Net Income and Adjusted Net Income

Net income for the quarter was RMB5.2 million, representing a 132.4% increase from a loss of RMB15.9 million in the same period of last fiscal year.

Adjusted net income for the quarter was RMB32.0 million, representing a 991.2% increase from a loss of RMB3.6 million in the same period of last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the quarter were RMB0.03 and RMB0.03, respectively, as compared to a loss of RMB0.13 and RMB0.13, respectively, in the same period of the last fiscal year.

Adjusted basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the quarter were RMB0.25 and RMB0.25, respectively, as compared to a loss of RMB0.03 and RMB0.03, respectively, in the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the quarter was RMB49.3 million, representing a 98.0% increase from RMB24.9 million in the same period of last fiscal year.

FY2019 FIRST SIX MONTHS ENDED FEBRUARY 28, 2019 UNAUDITED FINANCIAL RESULTS

Revenues

Revenue for the first six months of fiscal 2019 was RMB1,158.6 million, representing a 47.0% increase from RMB788.3 million in the same period of the last fiscal year.

The table below sets forth a breakdown of revenues:

	Six Months Ended February 28, 2019	Six Months Ended February 28, 2018	YoY % Change
	(RMB in million)	(RMB in million)
International Schools	364.9	293.3	24.4%
Bilingual Schools	324.5	264.1	22.9%
Kindergartens	229.2	179.2	27.9%
Overseas Schools	16.1	—	—
Complementary	223.9	51.7	333.3%

Total	1,158.6	788.3	47.0%

International Schools: Revenue for the period was RMB364.9 million, representing a 24.4% increase from RMB293.3 million, accounting for 31.5% of total revenues as compared to 37.2% in the same period of last fiscal year. The increase in our revenue generated from international schools was primarily due to a 23.1% increase in the average number of students from 7,280 to 8,964, and a 1.0% increase in the average tuition and fees from RMB40,290 to RMB40,707 during the comparison periods.

Bilingual Schools: Revenue for the period was RMB324.5 million, representing a 22.9% increase from RMB264.1 million, accounting for 28.0% of total revenues as compared to 33.5% in the same period of last fiscal year. The increase in our revenue generated from bilingual schools was primarily due to a 16.8% increase in the average number of students from 15,463 to 18,054, and a 5.2% increase in the average tuition and fees from RMB17,081 to RMB17,976 during the comparison periods.

Kindergartens: Revenue for the period was RMB229.2 million, representing a 27.9% increase from RMB179.2 million, accounting for 19.8% of total revenues as compared to 22.7% in the same period of last fiscal year. The increase in our revenue generated from kindergartens was primarily due to a 25.5% increase in the average number of students from 11,508 to 14,442, and a 1.9% increase in the average tuition and fees from RMB15,574 to RMB15,871 during the comparison periods. Revenue contribution from Xinqiao kindergartens was RMB18.1 million for the reporting period.

Overseas Schools: Revenue for the period was RMB16.1 million, accounting for 1.4% of total revenues. For the reporting period, Bournemouth Collegiate School has an average number of students of 575 and an average tuition and fees of RMB28,038.

Complementary: Revenue for the period was RMB223.9 million, representing a 333.3% increase from RMB51.7 million, accounting for 19.3% of total revenues as compared to 6.6% in the same period of last fiscal year. For the reporting period, revenue contribution from acquired businesses, including Can-Achieve, Foundation, Hangzhou Impression and DBC was approximately RMB150.9 million.

Cost of Revenues

Cost of revenues for the period was RMB711.8 million, representing a 42.6% increase from RMB499.3 million in the same period of the last fiscal year. This was primarily due to an increase in staff costs to RMB466.4 million, as we increased the headcount and the compensation level of teaching staff and instructors to support the expanding network of schools. The average number of teachers and instructors rose across all business lines by 21.5% from 4,021 to 4,887 during the comparison periods.

International Schools: Cost of revenues for the period was RMB222.6 million, representing a 23.5% increase from RMB180.4 million in the same period of last fiscal year.

Bilingual Schools: Cost of revenues for the period was RMB207.2 million, representing a 17.6% increase from RMB176.2 million in the same period of last fiscal year.

Kindergartens: Cost of revenues for the period was RMB135.3 million, representing a 26.6% increase from RMB106.8 million in the same period of last fiscal year.

Overseas Schools: Cost of revenue for the period was RMB14.0 million.

Complementary: Cost of revenues for the period was RMB132.7million, representing a 269.3% increase from RMB35.9 million in the same period of last fiscal year. The increase was primarily attributed to the inclusion of RMB78.9 million cost incurred by newly acquired business in late 2018 and early 2019, including Can-Achieve, Foundation, Hangzhou Impression and DBC.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross profit for the period was RMB446.8 million, representing a 54.6% increase from RMB289.0 million in the same period of last fiscal year. Gross margin for the period was 38.6%, as compared to 36.7% in the same period of last fiscal year.

Adjusted gross profit for the period was RMB454.5 million, representing a 56.6% increase from RMB290.3 million in the same period of last fiscal year. Adjusted gross margin was 39.2% for the period as compared to 36.8% in the same period of last fiscal year.

International Schools: Gross profit for the period was RMB142.3 million, representing a 25.9% increase from RMB112.9 million in the same period of last fiscal year. Gross margin for the period was 39.0%, as compared to 38.5% in the same period of last fiscal year.

Bilingual Schools: Gross profit for the period was RMB117.3 million, representing a 33.5% increase from RMB87.9 million in the same period of last fiscal year. Gross margin for the period was 36.2%, as compared to 33.3% in the same period of last fiscal year.

Kindergartens: Gross profit for the period was RMB93.9 million, representing a 29.8% increase from RMB72.4 million in the same period of last fiscal year. Gross margin for the period was 41.0%, as compared to 40.4% in the same period of last fiscal year.

Overseas Schools: Gross profit for the period was RMB2.1 million, with a gross margin of 13.2%.

Complementary: Gross profit for the period was RMB91.2 million, representing a 479.7% increase from RMB15.8 million in the same period of last fiscal year. Gross margin for the period was 40.7%, as compared to 30.6% in the same period of the last fiscal year. This was primarily due to contribution of RMB72.0 million from newly acquired businesses in late 2018 and early 2019, including Can-Achieve, Foundation, Hangzhou Impression and DBC.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (6)

Total selling, general and administrative expenses for the period were RMB279.9 million, representing a 61.8% increase from RMB172.9 million in the same period of the last fiscal year. This accounted for 24.2% of total revenues as compared to 21.9% in the same period of last fiscal year. The increase in selling, general and administrative expenses was primarily due to, the increase in the compensation and benefits incurred from additional general and administrative staff members; employee stock ownership plan (“ESOP”) related expenses to retain talent; the increase in marketing expenses for brand promotion; the costs associated with acquisitions and other professional services to support the business growth as a listed company as well as the incremental SG&A expenses incurred from acquired businesses.

Adjusted SG&A expenses (6) for the period were RMB251.5 million, representing a 56.0% increase from RMB161.2 million in the same period of last fiscal year. This accounted for 21.7% of total revenues as compared to 20.5% in the same period of last fiscal year.

(6)	Adjusted SG&A Expenses are defined as selling, general and administrative expenses excluding share-based compensation expense.

Operating Income, Operating Margin and Adjusted Operating Income

Operating income for the period was RMB178.1 million, representing a 42.5% increase from RMB125.0 million in the same period of last fiscal year. Operating margin for the period was 15.4%, as compared to 15.9% in the same period of last fiscal year.

Adjusted operating income for the period was RMB214.2 million, representing a 55.2% increase from RMB138.1 million in the same period of last fiscal year. Adjusted operating margin was 18.5% for the period as compared to 17.5% in the same period of last fiscal year.

Net Income and Adjusted Net Income

Net income for the period was RMB163.5 million, representing a 58.4% increase from RMB103.2 million in the same period of last fiscal year.

Adjusted net income for the period was RMB199.6 million, representing a 71.8% increase from RMB116.2 million in the same period of last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the period were RMB1.26 and RMB1.26, respectively, as compared to RMB0.89 and RMB0.89, respectively, in the same period of the last fiscal year.

Adjusted basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the period were RMB1.55 and RMB1.55, respectively, as compared to RMB1.00 and RMB1.00, respectively, in the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the period was RMB266.7 million, representing a 43.1% increase from RMB186.3 million in the same period of last fiscal year.

Cash and Working Capital

As of February 28, 2019, the Company’s cash and cash equivalents and restricted cash totaled RMB2,522.9 million (US$377.0 million), as compared to RMB2,428.3 million as of November 30, 2018.

New Accounting Standards

On September 1, 2018, the Company adopted Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of September 1, 2018. Results for reporting periods beginning September 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods. The Company assessed variable consideration included in its complementary education training services and study-abroad consulting service over the expected service period. The cumulative effect of RMB0.4 million was recorded as an adjustment to the opening balance of retained earnings upon the initial adoption.

GUIDANCE FOR FISCAL YEAR ENDING AUGUST 31, 2019

For the 2019 fiscal year, the Company reaffirms its guidance for its average student enrollment to be between approximately 41,600 and 42,000, representing a year-over-year increase between 13% and 15%, and its revenue to be between approximately RMB2,300 million and RMB2,350 million, representing a year-over-year growth between 34% and 37%. The Company also expects five new kindergartens openings for the 2019 fiscal year.

This guidance is based on the current market and operating conditions and reflects the Company’s current and preliminary estimates of such market and operating conditions and customer demand, which are all subject to change.

Conference Call

BEDU’s management will host a conference call at 8:00 am US Eastern Time (8:00 pm Beijing/Hong Kong Time) on April 23, 2019 to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4001-201-203
Hong Kong:	852-301-84992
United States:	1-888-346-8982
Canada Toll Free:	1-855-669-9657
International:	1-412-902-4272

*	No passcode is needed for the call. Please request to join Bright Scholar Education Holdings Ltd.’s call as you dial in.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.brightscholar.com/.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Passcode:	10130206
Replay End Date:	April 30, 2019

CONVENIENCE TRANSLATION

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter and six month period ended February 28, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.6912, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 28, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2019 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA and adjusted net income/(loss), as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) as gross profit/(loss) excluding amortization of intangible assets and adjusted gross margin as adjusted gross profit/(loss) divided by revenue. We define adjusted EBITDA as net income/(loss) excluding interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense, and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which was reserved for designated purpose of use in fiscal year 2018 and subsequently exchanged to RMB and realized exchange gain in later 2018, and adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense and amortization of intangible assets. We define adjusted SG&A as selling, general and administration expense excluding share-based compensation expense and adjusted operating income/(loss) as net operating income/(loss) excluding share-based compensation expense and amortization of intangible assets. Additionally, we define adjusted net earnings per share attributable to ordinary shareholders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense and amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition, are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held businesses as the related intangibles does not have significant connection to the growth of the business. Therefore we provide additional exclusion of amortization of intangible assets to redefine adjusted operating income/(loss), adjusted net income/(loss), and adjusted net earnings per share attributable to ordinary shareholders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures, including adjusted EBITDA and adjusted net income/(loss). Adjusted EBIDA enables our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income, net; income tax expense/benefit; and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which was reserved for designated purpose of use in fiscal year 2018 and subsequently exchanged to RMB and realized exchange gain in later 2018. Adjusted net income/(loss) enables our management to assess our operating results without considering share-based compensation expense and amortization of intangible assets. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which was reserved for designated purpose of use in fiscal year 2018 and subsequently exchanged to RMB and realized exchange gain in later 2018, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 28, 2019, Bright Scholar operated 69 schools covering the breadth of K-12 academic needs of its students across nine provinces in China and one overseas school. In the first six months of the 2019 school year ended February 28, 2019, Bright Scholar had an average of 42,035 students enrolled at its schools.

*	In terms of student enrollment as of August 31, 2018, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2018.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31, 2018	February 28, 2019
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	3,153,852	2,508,099	374,835
Restricted cash	10,229	14,799	2,212
Short term investments	—	127,000	18,980
Accounts receivable	809	2,597	388
Amounts due from related parties	17,960	14,613	2,184
Other receivables, deposits and other assets	52,457	92,074	13,759
Inventories	9,174	15,430	2,306

Total current assets	3,244,481	2,774,612	414,664

Property and equipment, net	460,485	585,535	87,508
Land use right, net	33,721	33,235	4,967
Intangible assets, net	73,657	127,589	19,068
Goodwill	609,511	886,070	132,423
Long-term investments	204,968	203,803	30,458
Equity method investments	2,313	2,335	349
Other investments	83	1,583	237
Prepayment for construction contract	2,983	2,527	378
Deferred tax assets, net	18,129	16,833	2,516
Deposits for acquisition	8,854	118,887	17,768
Other non-current assets	7,296	7,891	1,179

Total non-current assets	1,422,000	1,986,288	296,851

TOTAL ASSETS	4,666,481	4,760,900	711,515

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31, 2018	February 28, 2019
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Short term loan (including short term loan of the consolidated VIEs without recourse to Bright Scholar Education of nil and nil as of August 31, 2018 and February 28, 2019, respectively)	49,840	49,840	7,449
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB 37,271 and RMB 46,558 as of August 31, 2018 and February 28, 2019, respectively)	63,602	92,330	13,799
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB 142,068 and RMB 71,823 as of August 31, 2018 and February 28, 2019, respectively)	157,295	127,214	19,012
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 289,388 and RMB 239,119 as of August 31, 2018 and February 28, 2019, respectively)	335,857	305,279	45,624
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB 23,886 and RMB 53,350 as of August 31, 2018 and February 28, 2019, respectively)	53,598	77,099	11,522
Current portion of deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Bright Scholar Education of RMB 936,615 and nil as of August 31, 2018 and February 28, 2019, respectively)	965,152	—	—
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 1,019,718 as of August 31, 2018 and February 28, 2019, respectively)	—	1,066,721	159,421
Refund liabilities (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 13,636 as of August 31, 2018 and February 28, 2019, respectively)	—	14,428	2,156

Total current liabilities	1,625,344	1,732,911	258,983

Deferred tax liabilities, net (including deferred tax liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 14,452 and RMB 19,012 as of August 31, 2018 and February 28, 2019, respectively)	17,067	26,715	3,993
Other non-current liability due to related parties (including non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 58,188 as of August 31, 2018 and February 28, 2019, respectively)	—	58,188	8,696
Other non-current liability due to third parties (including non-current liabilities due to third parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB 7,817 and RMB 7,817 as of August 31, 2018 and February 28, 2019, respectively)	12,471	11,465	1,713

Total non-current liabilities	29,538	96,368	14,402

TOTAL LIABILITIES	1,654,882	1,829,279	273,385

EQUITY
Share capital	9	8	1
Additional paid-in capital	2,469,815	2,155,695	322,169
Statutory reserves	64,945	64,945	9,706
Accumulated other comprehensive income	75,770	48,663	7,272
Accumulated retained earnings	231,036	387,610	57,928

Shareholders’ equity	2,841,575	2,656,921	397,076
Non-controlling interests	170,024	274,700	41,054

Total equity	3,011,599	2,931,621	438,130

TOTAL LIABILITIES AND EQUITY	4,666,481	4,760,900	711,515

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended February 28,			Six Months Ended February 28,
	2018	2019		2018	2019
	RMB	RMB	USD	RMB	RMB	USD
Revenue	323,101	508,768	76,035	788,324	1,158,620	173,156
Cost of revenue	(250,866)	(358,513)	(53,580)	(499,292)	(711,777)	(106,375)

Gross profit	72,235	150,255	22,455	289,032	446,843	66,781
Selling, general and administrative expenses	(92,419)	(158,268)	(23,653)	(172,982)	(279,902)	(41,831)
Other operating income	8,123	3,936	588	8,999	11,192	1,673

Operating (loss) /income	(12,061)	(4,077)	(610)	125,049	178,133	26,623
Interest income, net	2,015	9,964	1,489	6,551	22,209	3,319
Investment income	4,531	4,703	703	9,627	10,143	1,516
Other expenses	(11,349)	(2,403)	(359)	(11,446)	(3,427)	(512)

Income before income taxes and share of equity in income of unconsolidated affiliates	(16,864)	8,187	1,223	129,781	207,058	30,946
Income tax benefit/(expense)	898	(3,007)	(449)	(26,599)	(43,604)	(6,517)
Share of equity in (loss)/income of unconsolidated affiliates	—	(9)	(1)	—	16	2

Net (loss)/income	(15,966)	5,171	773	103,182	163,470	24,431

Net (loss)/income attributable to non-controlling interests	(433)	1,389	208	(792)	7,100	1,061

Net (loss)/income attributable to ordinary shareholders	(15,533)	3,782	565	103,974	156,370	23,370

Net (loss)/earnings per share attributable to ordinary shareholders
—Basic	(0.13)	0.03	0.00	0.89	1.26	0.19
—Diluted	(0.13)	0.03	0.00	0.89	1.26	0.19

Weighted average shares used in calculating net (loss)/ earnings per ordinary share:
—Basic	117,250,000	122,961,621	122,961,621	117,250,000	123,928,537	123,928,537
—Diluted	117,267,442	123,034,471	123,034,471	117,267,442	123,994,828	123,994,828

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended February 28			Six Months Ended February 28
	2018	2019		2018	2019
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from operating activities	379,638	554,356	82,848	107,298	260,723	38,965
Net cash used in investing activities	(43,633)	(214,605)	(32,072)	(53,771)	(537,409)	(80,316)
Net cash (used in)/generated from financing activities	(789)	(194,344)	(29,045)	360	(342,563)	(51,196)
Effect of exchange rate changes on cash	(46,827)	(50,827)	(7,596)	(43,706)	(21,934)	(3,278)

Net change in cash and cash equivalents, and restricted cash	288,389	94,580	14,135	10,181	(641,183)	(95,825)
Cash and cash equivalents, and restricted cash at beginning of the period	1,618,454	2,428,318	362,912	1,896,662	3,164,081	472,872

Cash and cash equivalents, and restricted cash at end of the period	1,906,843	2,522,898	377,047	1,906,843	2,522,898	377,047

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended February 28,			Six Months Ended February 28,
	2018	2019		2018	2019
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	72,235	150,255	22,455	289,032	446,843	66,781
Add: Amortization of intangible assets	630	4,965	742	1,260	7,645	1,143
Adjusted gross profit	72,865	155,220	23,197	290,292	454,488	67,924

Operating (loss)/ income	(12,061)	(4,077)	(610)	125,049	178,133	26,623
Add: Share-based compensation expense	11,742	21,893	3,272	11,742	28,442	4,251
Add: Amortization of intangible assets	630	4,965	742	1,260	7,645	1,143

Adjusted operating income	311	22,781	3,404	138,051	214,220	32,017

Net (loss)/income	(15,966)	5,171	773	103,182	163,470	24,431
Add: Share-based compensation expense	11,742	21,893	3,272	11,742	28,442	4,251
Add: Amortization of intangible assets	630	4,965	742	1,260	7,645	1,143

Adjusted net (loss)/ income	(3,594)	32,029	4,787	116,184	199,557	29,825

Net (loss)/income attributable to ordinary shareholders	(15,533)	3,782	565	103,974	156,370	23,370
Add: Share-based compensation expense	11,742	21,893	3,272	11,742	28,442	4,251
Add: Amortization of intangible assets	630	4,965	742	1,260	7,645	1,143

Adjusted net (loss)/income attributable to ordinary shareholders	(3,161)	30,640	4,579	116,976	192,457	28,764

Net (loss)/income	(15,966)	5,171	773	103,182	163,470	24,431
Less: Interest income, net	2,015	9,964	1,489	6,551	22,209	3,319
Add: Income tax (benefit)/expense	(898)	3,007	449	26,599	43,604	6,517
Add: Depreciation and amortization	20,730	29,159	4,358	40,062	53,370	7,976
Add: Share-based compensation expense	11,742	21,893	3,272	11,742	28,442	4,251
Add: Foreign exchange loss (included in other expenses)	11,287	—	—	11,287	—	—

Adjusted EBITDA	24,880	49,266	7,363	186,321	266,677	39,856

Selling, general and administrative expenses	92,419	158,268	23,653	172,982	279,902	41,831
Less: Share-based compensation expense	11,742	21,893	3,272	11,742	28,442	4,251

Adjusted selling, general and administrative expenses	80,677	136,375	20,381	161,240	251,460	37,580

Weighted average shares used in calculating (loss)/earnings per ordinary share:
—Basic	117,250,000	122,961,621	122,961,621	117,250,000	123,928,537	123,928,537
—Diluted	117,267,442	123,034,471	123,034,471	117,267,442	123,994,828	123,994,828

Adjusted net (loss)/earnings per share attributable to ordinary shareholders
—Basic	(0.03)	0.25	0.04	1.00	1.55	0.23
—Diluted	(0.03)	0.25	0.04	1.00	1.55	0.23